SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           APPLIED DNA SCIENCES, INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.50
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03815U 10 2
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                  Lawrence Lee
     -----------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                September 1, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 03815U 10 2
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lawrence Lee                        n/a
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (A) [ ]
              (B) [ ]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS (See Instructions)

     Shares were sold privately and proceeds were loaned by the reporting person, to the Company.
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

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7     SOLE VOTING POWER
                           2,320,000


NUMBER OF    -------------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              - 0 -
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                  2,320,000
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,320,000
--------------------------------------------------------------------------------

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]
-----------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           8.7%
-----------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
-----------------------------------------------------------------------


ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.50 par value per share (the "Common Stock"), of APPLIED DNA SCIENCES, INC. (the "Company"). The Company's principal executive office is located at 9229 West Sunset Boulevard, Suite 830 Los Angeles, CA 90069


ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Lawrence Lee (the "Reporting Person").

(b) The business address of the Reporting Person is:

9229 West Sunset Blvd., Suite 830, Los Angeles, California  90096

(c) The Reporting Person's present principal occupation is:

         Chief Technology Strategist

(d) During the past five years, Mr. Lawrence Lee has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Lee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The reporting person sold shares privately to an individual. The shares were sold for $0.50 per share. Additional shares were granted to the investor.


ITEM 4.     PURPOSE OF TRANSACTION.

The reporting person wished to sell, and a single investor wished to acquire, shares of the reporting person's common stock shares of Applied DNA Sciences, Inc. and subsequently, the reporting person loaned the proceeds to the Company.

The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.


The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) The Company has a total of 26,561,454 shares of Common Stock issued and outstanding as of December 17, 2004. The Reporting Person is presently the beneficial owner of 2,320,000 shares of Common Stock or 8.7% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 2,320,000 shares of Common Stock and sole power to dispose of, or to direct the disposition of 2,320,000 shares of Common Stock.

 (c) The Reporting Person initially acquired 5,500,000 shares in a Plan and Agreement of Reorganization under Section 368(a)(1)B of the Internal Revenue Code between the shareholders of Applied DNA Sciences, Inc. and ProHealth Medical Technologies, Inc. (the former name of the reporting Nevada corporation, Applied DNA Sciences, Inc.)

(d) Not applicable.


(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

A stock purchase agreement entered into Chaim Stern and Lawrence Lee in September of 2004. In November, all proceeds, totaling $600,000, were loaned by the reporting person to the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Purchase Agreement dated September 1, 2004 between Chaim Stern and Lawrence Lee; 2. Promissory Note of Lawrence Lee


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      December 27, 2004



                        /s/ Lawrence Lee
                        ----------------
                        By: Lawrence Lee

Exhibit 1
                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT (the "Agreement"), dated as of September 1, 2004, is made between Chaim Z. Stern, with an address of 188 East 26th St.,Brooklyn, NY 11229 ("Purchaser), and Lawrence Lee, with an address of 1351 Sunset Ave., Santa Monica, CA 90405 ("Seller"),

                                   WITNESSETH

     WHEREAS, Seller is the owner of, inter alia. One Million (1,000,000) shares of the common stock, par value $0.50 per share, of Applied DNA Sciences, Inc., a Nevada corporation (the "Stock"); and

     WHEREAS, Seller desires to sell the Stock to Purchaser, and Purchaser desires to purchase the Stock from Seller;

     NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Purchase. Subject to the terms and conditions hereinafter set forth, Purchaser hereby purchases the Stock from seller. The purchase price shall be Five Hundred Thousand Dollars ($500,000.00), which shall be payable at the time of execution of the Stock Purchaser Agreement,

2. Delivery of the Stock. Promptly following the execution of this Agreement, Seller shall cause to be delivered to Purchaser duly endorsed certificates for the Stock, at which time the consideration set forth in Paragraph 1 hereof shall be delivered,

3. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller as follows:

          a. Purchaser acknowledges that no assurances are or have been made regarding the profits which may inure to the benefit of Purchaser

          b.  Purchaser is an  accredited  investor,  as such term is defined in
     Regulation  D, Rule 501(a), as  promulgated  under the   Securities  Act of
     1933, as amended (the "Securities Act").

          c. Purchaser is acquiring the stock for his own account, for investment purposes only and not with a view to resale or other distribution thereof, nor with the intention of selling, transferring or otherwise disposing of all or any part of such stock, or any interest therein, for any particular price, or at any particular time, or upon the happening of any particular event or circumstances, except selling, transferring, or disposing of such stock made in full compliance with all applicable provisions of the Securities Act and the Securities Exchange Act of 1934, as amended, ("Exchange Act"), and the Rules and Regulations promulgated by the Securities and Exchange Commission thereunder, all as amended; and that such stock must be held indefinitely unless it is subsequently registered under the Securities Act, or an exemption from such registration is available.

          d. Purchaser has sufficient knowledge and experience of financial and business matters, is able to evaluate the merits and risks of purchasing the Stock and has had substantial experience in previous private and public purchases of securities.

4. Representations and Warranties of seller, Seller hereby represents and warrants to Purchaser as follows:


          a. The shares of Stock purchased pursuant to this Agreement validly issued, fully paid and non-assessable.

          b. Seller is the sole beneficial owner of the Stock, and owns the Stock free and clear of all mortgages, pledges, restrictions, liens, charges, encumbrances security interests, obligations or other claims.

5. Notices. The addresses for Seller and Purchaser for all purposes shall, respectively, be the addresses set forth above, or such other address of which the other parties shall receive notice. Any notice to be given under this Agreement shall be made in writing and shall be deemed to be given when delivered to the party at its address or when sent by first class, certified or registered mail, return receipt requested, to such party at such address as it shall designate,

6. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada.

7. Finder Actions. Each party hereto agrees to take such further actions and execute and deliver such further agreements, instruments, and other documents and do such other acts and things as shall be reasonably required to consummate this agreement and the transaction contemplated herein including, without limitations, any reports or filings received by the Securities Act or the Exchange ACT,

8. Parties. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns.

9. Integration. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter contained in the Agreement and supersedes any prior understandings of the parties.

10. Compensation for Previous Investment. In consideration of the one hundred thousand dollar ($100,000) payment made August 19, 2004 an additional five hundred thousand (500,000) shares will be issued This Agreement supersedes the Agreement Letter dated August 19, 2004.

11. Pledge Additional Shares. Should the pending Hertzog deal fail to come to fruition by September 8, 2004, 1,000,000 additional shares will be delivered to the Purchaser by the Seller.

12. Time of Transfer. The transfer of the Stock to Purchaser is anticipated to occur on or before September 15, 2004.

IN WITNESS WHEREOF the undersigned have executed this Stock Purchase Agreement as of the first written above.


"PURCHASER"                                             "SELLER"

Chaim Z. Stern                                        Lawrence Lee

Exhibit 2

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THESE SECURITIES UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

                           Applied DNA Sciences, Inc.
                                 Promissory Note

                  US $600,000 Effective as of November 3, 2004
                             Los Angeles California

         1. Principal and Interest. For value received, Applied DNA Sciences, Inc., a Nevada corporation, with offices at 9229, West Sunset Blvd., Suite 830 Los Angeles California, 90069 (the "Company"), promises to pay to Lawrence Lee (the "Holder"), or the Holder's registered assigns, the principal sum of Six Hundred Thousand Dollars (US $600,000) at the times and in the manner set forth in this promissory note (this "Note").

         (a) Interest. This Note shall bear interest at a per annum rate equal to one percent (0.5%) per month, or twelve percent per annum (6%), compounded annually, computed on the basis of the actual number of days elapsed and a year of 365 or 366 days, as the case may be.

         (b) Maturity. Subject to Section 3 below, all unpaid principal and all then unpaid and accrued interest payable hereunder (the "Outstanding Amount") shall be due and payable at any time upon demand of the Holder any time following 120 days from the Company successfully securing funding in the amount of $5 million US dollars. The Company may prepay this Note at any time, either in whole or in part, without premium or penalty and without the prior consent of the Holder. Upon the Company's repayment of a minimum of $125,000 to the Holder, the Company may elect, at its sole discretion, to pay the Note in full through the issuance of its securities in two forms a) common stock not to exceed 500,000 shares of Common Stock, which maximum number shall be adjusted in the event of a stock split, reverse stock split or other change in the capital structure of the Company to the number of shares of Common Stock which that number of shares would represent immediately following the effectiveness of such stock split, reverse stock split or other change in the capital structure of the Company and b) 60,000 founder preferred shares. The Holder may cancel this Note at any time and for any reason upon (ten) 10 days' written notice to the Company

         2. No Rights or Liabilities as Shareholder. This Note does not entitle the Holder to any voting rights or other rights as a shareholder of the Company. No provisions of this Note, and no enumeration herein of the rights or privileges of the Holder, shall cause such Holder to be deemed to be a shareholder of the Company for any purpose.

             3 Registration Statement. No later than June 30, 2005 (the "Filing Deadline"), the Company agrees to file with the Securities and Exchange Commission a registration statement on Form SB-2, or such other form that the Company is eligible to use (the "Registration Statement"), in order to register the shares of Common Stock, if any, issued by the Company in payment of this Note pursuant to Section 1 above (collectively, the "Registrable Securities") for resale and distribution under the Securities Act of 1933, as amended. The Holder has been informed and hereby agrees that the Registrable Securities may also include shares of Common Stock held by (x) the Vertical Bridge Note Investor, (y) consultants to the Company having "piggyback" registration rights and (z) subsequent purchasers of shares of Common Stock who acquire their shares sufficiently in advance of the Filing Deadline (collectively, the "Other Holders"). The Registrable Securities shall be reserved and set aside exclusively for the benefit of the Holder and the Other Holders, pro rata, and not issued, employed or reserved for anyone other than the Holder. The Registration Statement will immediately be amended or additional registration statements will be immediately filed by the Company as necessary to register additional shares of Common Stock to allow the public resale of all Common Stock included in and issuable by virtue of the Registrable Securities.

         4. Events of Default; Acceleration.

         (a) Events of Default. The principal amount of this Note is subject to prepayment, in whole or in part, upon the occurrence and during the continuance of any of the following events (each, an "Event of Default"): (i) failure to pay any amount owing by the Company hereunder when due and payable within ten (10) days after receipt of written notice from the Holder; or (ii) the sale of all or substantially all the stock or assets of the Company; or (iii) the initiation of any bankruptcy, insolvency, moratorium, receivership or reorganization by or against the Company, or a general assignment of assets by the Company for the benefit of creditors. Upon the occurrence of any Event of Default, the entire unpaid principal balance of this Note and all unpaid interest accrued thereon shall be immediately due and payable.

         (b) Non-exclusive remedy. No remedy herein conferred upon the Holder is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to every other remedy hereunder, now or hereafter existing at law or in equity or otherwise.

         5. Miscellaneous.

         (a) Notice. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or mailed by registered or certified mail, postage prepaid, or by recognized overnight courier or personal delivery at the respective addresses of the parties as set forth herein or on the register maintained by the Company. Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given where received. The Company and the Holder hereby waive notice, presentment, protest and notice of dishonor.

         (b) No Waiver. No failure or delay by the Holder to exercise any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other right, power or privilege.

         (c) Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision was so excluded and shall be enforceable in accordance with its terms.

         (d) Entire Agreement. This Note expresses the entire understanding of the parties with respect to the transactions contemplated hereby.

         (e) Attorney's Fees. If the Holder retains an attorney for collection of this Note, or if any suit or proceeding is brought for the recovery of all, or any part of, or for protection of the indebtedness respected by this Note, then the Company agrees to pay all reasonable costs and expenses of the suit or proceeding, or any appeal thereof, incurred by the Holder, including without limitation, reasonable attorneys' fees.

         (f) Default Rates; Usury. In the event any interest paid on this Note is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

         (g) Governing Law. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Nevada, without application of conflicts of law principles

IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first written above.


                           Applied DNA Sciences, Inc.


                              By:/s/Robin Hutchison
                              ---------------------
                              Name: Robin Hutchison
                              Title: CEO
                              Address: 9229 West Sunset Blvd., Suite 830
                                       Los Angeles California  90069

                                       Telephone Number: (310) 860-1362
                                       Facsimile Number: (310) 860-1303

Agreed and Accepted:




By:    Lawrence Lee
--------------------------------------
Name:  Lawrence Lee
Its:   Chief Technology Strategist
--------------------------------------
Dated: November 3, 2004
--------------------------------------

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